October 21, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Jocom Holdings Corp.

Registration Statement on Form S-1/A

Filed September 8, 2022

File No. 333-265850

To the men and women of the SEC:

On behalf of Jocom Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments addressed verbally to Mr. Sew Wen Chean, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on September 30, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1A filed September 8, 2022

Cover page

1. Please revise to disclose that your Chief Financial Officer, Ms. Chua Hwee Ping, will be deemed to be an underwriter of this offering. In this regard, we note your disclosure in the second paragraph that shares offered by the Company will be sold on your behalf by your Chief Executive Officer and Director, Mr. Sew Wen Chean, who is deemed to be an underwriter of this offering, as well as disclosure in the seventh paragraph that Ms. Chua Hwee Ping will also be selling shares of common stock on behalf of the Company with no reference to being deemed an underwriter. Similarly, please state that Ms. Chua Hwee Ping will not receive commissions or proceeds in exchange for selling shares on the Company's behalf. Please include such disclosure regarding Ms. Chua Hwee Ping's role in the offerings on page 2, as well, where you discuss Mr. Sew Wen Chean's role in the offerings.

Company Response:

We have amended the cover page, page 2, page 3, and page 23.

2. Please revise to disclose the company's net proceeds on a per share basis, and the selling shareholders' net proceeds on a per share basis and for the total amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Company Response:

We have amended the cover page accordingly.

Prospectus Summary, page 1

3. Please revise you disclosure to state as you do on page 19 that Jocom Holdings Corp., a Nevada Corporation, is a company that operates through its wholly owned subsidiary, Jocom Holdings Corp., a Company organized in Labuan, Malaysia.

Company Response:

We have amended page 1 accordingly.

4. Please revise to expand disclosure related to your sole client, including the name of the customer and the related party information required by Item 404 of Regulation S-K. In addition, file your agreements with this client as exhibits to your registration statement, or tell us why you do not believe that they are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:

We have amended page 1 accordingly. We do not believe that any agreements with this client are required to be provided, as the company believes this occurred as part of the normal course of business.

5. Please revise here and in your "Description of Business" to describe your proprietary Jocom Holdings Corp technology referenced throughout your risk factors disclosure.

Company Response:

We have added the following clarifying language to page 1 and page 19: “JOCOM AI Smart Platform is a subscription based web software.”

Our business operations may be materially and adversely affected by the outbreak of the Coronavirus..., page 4

6. We note your disclosure that you are "unable to accurately predict" the impact that COVID-19 will have in the future due to various uncertainties. To the extent material, please revise this section to disclose and quantify the impact that the COVID-19 pandemic has had on your business since inception. Please make conforming updates throughout this prospectus.

Company Response:

We have amended the risk factor on page 4 accordingly.

Risk Factors

Risks Relating to Our Company and Our Industry, page 4

7. Please revise to include conflict of interest risk factor disclosure associated with Ms. Chua Hwee Pin selling shares of common stock on behalf of the Company simultaneously with selling shares of common stock in the Company from her own personal account.

Company Response:

We have added a risk factor on page 4 accordingly.

8. Please revise to add risk factor disclosures to address the risks investors should consider in light of your disclosure on page 17 that your operating office is set up in Malaysia and on page 30 that the majority of your shareholders are foreign parties, all of which do not reside in the United States.

Company Response:

We have added a risk factor on page 5 accordingly.

Currency exchange rate fluctuations may increase our costs, page 6

9. Please include risk factor disclosure about the risks to you posed by inflationary pressures. In this regard, identify the types of inflationary pressures you are facing and how your business has been and might be affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Company Response:

We have added a number of risk factors on page 6 accordingly.

We lack risk management methods..., page 6

10. Please provide a brief description of your “financial ecosystem provider business model” so that it is clear to investors how your business model is or is intended to be a financial ecosystem and/or a data analytic system. In this regard, we note your disclosure on page 19 that Jocom Holdings Corp currently provides data analytic services with plans to expand by developing a logistic prediction algorithm and mobile commerce platforms.

Company Response:

We have revised the referenced risk factor on page 6. Previous language has been amended.

We will require additional funding to satisfy our future capital needs..., page 10

11. Please revise here and in your Prospectus Summary to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, related-party loan and total current liabilities.

Company Response:

We have revised the risk factor on page 10 accordingly, and we have added the same information to the Prospectus Summary.

Cash Flows from Investing Activities, page 16

12. Please revise to briefly describe the “intangible asset” which you purchased for $1.

Company Response:

We have added clarifying language on page 16.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

13. Please expand your disclosure here to quantify your material cash requirements, including additional commitments for capital expenditures for the next 12 months and identify any known trends or events that are reasonably likely to result in a change in your capital resources. Also revise page 17 to provide the estimated amount of cash that will be required to accomplish each step described in the Plan of Operations, as well as time frames in which you plan to accomplish each step in the Plan of Operations.

Company Response:

We have amended page 16 and 17 accordingly.

Certain Relationships and Related Transactions, page 30

14. Please revise to briefly discuss Ms. Chua Hwee Ping’s interest in the Malaysia Company which you acquired.

Company Response:

We have revised page 30 accordingly.

General

15. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B, of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Company Response:

In response to Staff’s comment, the Company advises Staff that, to its knowledge, no written communications have been presented or are expected to be presented to potential investors in reliance on Rule 163B of the Securities Act as of the date of this correspondence. The Company acknowledges Staff’s comment and will undertake to provide Staff with any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in the future.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 21, 2022

/s/ Sew Wen Chean

Sew Wen Chean

Chief Executive Officer